EXHIBIT 99.1
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                            MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF REPORTING ISSUER:

         Advantage Energy Income Fund
         3100, 150 - 6th Avenue S.W.
         Calgary, Alberta
         T2P 3H7

2.       DATE OF MATERIAL CHANGE:

         January 19, 2007

3.       NEWS RELEASE:

         On January 19, 2007 at Calgary, Alberta, a news release was issued and disseminated through Canada Newswire.

4.       SUMMARY OF MATERIAL CHANGE:

         On January 19, 2007, Advantage Energy Income Fund ("ADVANTAGE") announced the monthly cash distribution to unitholders for the month of January, 2007 and the rationale for the reduction in the monthly distribution rate.

5.       FULL DESCRIPTION OF MATERIAL CHANGE:

         On January 19, 2007, Advantage announced that in light of the recent weakness in crude oil and natural gas prices which have been driven by an abnormally mild winter heating season, the Board of Directors of Advantage felt it is prudent to adjust the cash distribution for the month of January to $0.15 per Unit from the current $0.18 per Unit.

         The distribution will be payable on February 15, 2007 to Unitholders of record at the close of business on January 31, 2007. The ex-distribution date is January 29, 2007.

         The CDN $0.15 per Unit is equivalent to approximately US $0.13 per Unit if converted using a Canadian/US dollar exchange rate of 1.18. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102.

         Not applicable.

7.       OMITTED INFORMATION:

         Not applicable.


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8.       EXECUTIVE OFFICER:

         The name and business numbers of the executive officer of Advantage Oil & Gas Ltd., who is knowledgeable of the material change and this report is:

         Peter Hanrahan, Vice-President, Finance and Chief Financial Officer
         Telephone: (403) 261-8810
         Facsimile:  (403) 262-0723

9.       DATE OF REPORT:

         Dated January 23, 2007